Exhibit 99.1

Nasus Pharma Announces Closing of $15.0 Million Private Placement

TEL AVIV, Israel, February 13, 2026 -- Nasus Pharma Ltd. (NYSE: NSRX) (“Nasus Pharma” or the “Company”), a clinical-stage pharmaceutical company focused on the development of innovative intranasal products, today announced the closing of its previously announced private placement of ordinary shares and warrants to purchase ordinary shares for aggregate gross proceeds of approximately $15.0 million, before deducting placement agent fees and other offering expenses.

Citizens Capital Markets acted as lead placement agent, and Laidlaw & Company (UK) Ltd. acted as co-placement agent, in connection with the private placement.

“We believe this financing strengthens our balance sheet as we advance NS002, our powder-based intranasal epinephrine product candidate, towards a pivotal study and New Drug Application (“NDA”) submission while continuing to expand our pipeline of innovative, intranasal, powder-based programs,” said Dan Teleman, Chief Executive Officer of Nasus Pharma. “NS002 is an important step in demonstrating the potential of our platform, and beyond this program we are focused on applying our proprietary intranasal technology across additional therapeutic areas. Our objective is to develop products where intranasal administration could add clinically meaningful value.”

Eyal Rubin, Chief Financial Officer of Nasus Pharma, added: “We are grateful for the strong participation from both new and existing investors including leading institutional investors, in this financing. The proceeds from this private placement are expected to significantly strengthen our balance sheet and provide funding visibility across our planned operations and development activities.”

Pursuant to the securities purchase agreement entered into in connection with the private placement (the “Agreement”), the Company sold an aggregate of (i) 2,695,425 ordinary shares, no par value per share (the “Ordinary Shares”), and (ii) accompanying ordinary warrants to purchase up to 2,695,425 Ordinary Shares (the “Warrants”) for a combined purchase price of $5.565 per share and accompanying Warrant. The per share and accompanying Warrant price of the securities sold in the private placement was priced at a premium to the last closing price of Nasus Pharma’s Ordinary Shares on the NYSE American prior to signing the Agreement.

The Warrants have an exercise price of $6.53 per share, are immediately exercisable, and will expire upon the earlier of two years from the date of issuance and 30 trading days following the Company’s announcement of the top-line results of the Company’s NS002 pivotal study.

The Company intends to use the net proceeds from the private placement, together with its existing cash, cash equivalents, and short-term investments, to advance the pivotal clinical development of NS002 for anaphylaxis treatment, initiate first-in-human studies for other products in its pipeline, and for working capital and other general corporate purposes.

The securities issued and sold in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state or other applicable jurisdiction’s securities laws, and may not be offered or sold in the United States except pursuant to an effective registration statement or an applicable exemption from the registration requirements of the Securities Act and applicable state or other jurisdictions’ securities laws. Pursuant to a Registration Rights Agreement, the Company has agreed to file a registration statement with the U.S. Securities and Exchange Commission (the “SEC”) registering the resale of the Ordinary Shares and the Ordinary Shares issuable upon exercise of the Warrants issued in the private placement.

This press release shall not constitute an offer to sell or a solicitation of an offer to buy these securities, nor shall there be any offer, solicitation or sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or other jurisdiction. Any offering of the securities under the resale registration statement will only be made by means of a prospectus.

About Nasus Pharma

Nasus Pharma is a clinical-stage pharmaceutical company developing a number of intranasal powder products addressing acute medical conditions in the community. NS002, Nasus Pharma’s intranasal powder Epinephrine product candidate is being developed as a needle-free alternative to Epinephrine autoinjectors for patients with anaphylaxis. Intranasal administration is most suitable for those situations in which rapid drug delivery is required and offers needle-free, easy-to-use alternatives. Nasus Pharma’s proprietary powder-based intranasal (“PBI”) technology is designed for rapid and reliable drug delivery, leveraging the nasal cavity’s rich vascular network for quick absorption. The PBI formulation uses uniform spherical powder particles for broad dispersion and potentially faster, higher absorption compared to liquid-based nasal products. For further information about the Company, please visit www.nasuspharma.com or follow on Twitter (X) or LinkedIn.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. federal securities laws. Words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” “will”, “would,” or the negative of these words, similar expressions or variations of such words are intended to identify forward-looking statements.  For example, Nasus Pharma is using forward-looking statements in this press release when it discusses: the intended use of proceeds from the private placement; the belief that the private placement provides the Company with the capital to advance its NS002 program towards a pivotal study and NDA submission; the belief that NS002 is an important step in demonstrating the potential of the Company’s platform; the potential of applying the Company’s proprietary intranasal technology across additional therapeutic areas; the Company’s objective to develop products where intranasal administration could add clinically meaningful value; and the expectation that the proceeds significantly strengthen the Company’s balance sheet and provide funding visibility across planned operations and development activities. Forward-looking statements are based on the Company’s current expectations and are subject to uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. These and other risks and uncertainties are described more fully in the section titled “Risk Factors” in the Company’s prospectus dated August 12, 2025 filed with the SEC on August 14, 2025. Forward-looking statements contained in this press release are made as of this date, and the Company undertakes no duty to update such information except as required under applicable law.

Company Contact

Nasus Pharma Ltd.
info@nasuspharma.com

Investor Contact

Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com